Stradley Ronon Stevens & Young, LLP Suite 1601 191 North Wacker Drive Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

November 15, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Floating Rate Income Opportunity Fund
File Numbers: 333-212356; 811-21579

Dear Ms. Browning:

This letter is intended to clarify the circumstances of the Rule 497 filing made by the issuer captioned above (the “Fund”) on November 14, 2016. On the morning of November 14, 2016, we were informed that the SEC staff had no further comments on the Fund’s Registration Statement captioned above (registering shares to be issued from time to time pursuant to a shelf offering). We then advised the Fund and the underwriter that the staff had no further comments on the Registration Statement. The underwriters and the Fund were planning to “launch” the offering (i.e., begin marketing efforts) under the Registration Statement once this had been confirmed. The marketing efforts would last for as long as it took to sell the shares (e.g., a couple days up to a week or two), and then after the Registration Statement was declared effective and the marketing was completed we would execute an underwriting agreement and actually close the first sale of shares under the Registration Statement.

When I informed the Fund and the underwriter that the Staff had no further comments on the Registration Statement, the Fund and the underwriter were prepared to begin marketing efforts. However, due to market movements in interest rates, the Fund and the underwriter determined to change the estimated dividend rate schedule disclosed in the form of Prospectus Supplement filed with Pre-effective Amendment No. 4 to the Registration Statement on November 10, 2016. Since the Registration Statement had already been declared effective as of 12:30 pm ET on November 14, 2016, as we discussed, the change to the estimated dividend rate schedule was reflected in the form of Prospectus Supplement included in the Fund’s Rule 497 filing submitted on November 14, 2016. There was no change in the substantive legal disclosure reflected in this Rule 497 filing – the only thing that changed was the estimated economics (dividend rate schedule in the form of Prospectus Supplement) being used to market the shares.

If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Cc: J. Pickholz